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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549-1004

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


                       Commission file number  333-24519


(Check One):

[X] Form 10-K
[ ] Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[ ] Form 10-Q
[ ] Form 10-QSB
[ ] Form N-SAR


                       For Period Ended:  January 1, 2000


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates: Not applicable.
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Part I - Registrant Information

Full Name of Registrant:    Pen-Tab Industries, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number, City, State and Zip
Code):167 Kelley Dr., Front Royal, VA 22630

Part II - Rules 12b-25 (B) and (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be complete. (Check box if appropriate)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion hereof, could not be filed within the prescribed period.

The audit of the Registrant's financial statements is not expected to be completed on or before the date on which the Registrant's report on form 10-K for the period ended January 1, 2000 is required to be filed. On March 13, 2000, the Company executed a significant amendment to its Bank Credit Facility. In conjunction with that amendment, a consent and waiver has been requested of the note holders of Pen-Tab Industries, Inc.'s $75 million 10 7/8 Senior Subordinated Notes due 2007. The consent and waiver involves the note holders accepting additional notes in lieu of cash for the interest payment that was due on February 1, 2000. The Company and its auditors are currently in the process of completing such audit and incorporating the effects of the bank amendment and the bond holder consent and waiver on the financial statements and related disclosures. We believe at this time that the work will be completed, and the report on form 10-K will be filed, within the grace period provided for under Rule 12b-25.
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Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:,

     William Leary
     Vice President, Chief Financial and Administrative Officer
     (540) 622-2000
     (540) 631-9699 fax

     (Name, Title, Area Code, Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securites Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [x]  Yes  [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ]  Yes  [x]  No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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Pen-Tab Industries, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 22, 2000                   By:  /s/ William Leary
                                             -----------------
                                             Vice President, Chief Financial and
                                             Administrative Officer
                                             (principal financial officer and
                                              accounting officer)




                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001)